SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996).

For the fiscal year ended December 31, 2020

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED).

For the transition period from ______________ to _________________

Commission file number 0-27754

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hub Group Employee Profit Sharing and Trust Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hub Group, Inc.

2000 Clearwater Drive

Oak Brook, IL 60523

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees having administrative responsibility for the Plan have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Hub Group Employee Profit Sharing and Trust Plan

By:	/s/David P. Yeager
David P. Yeager
Authorized Officer

Dated: June 29, 2021